SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

August 28, 2012

Commission File Number: 000-30735

Rediff.com India Limited

(Translation of registrant’s name into English)

1st Floor, Mahalaxmi Engineering Estate, L.J. First Cross Road

Mahim (West), Mumbai 400 016

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐             No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)):

This report on Form 6-K shall be deemed to be incorporated by reference in the Registration Statements on Form S-8 (File Nos. 333-111432, 333-121773, 333-143836 and 333-143837) filed with the Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Rediff.com Indian Limited has scheduled the Annual General Meeting of its shareholders for 10:00 a.m. (Indian Standard Time) on September 12, 2012, at its registered office at 1st Floor, Mahalaxmi Engineering Estate, L.J. First Cross Road, Mahim (W), Mumbai 400 016, Maharashtra, India. A copy of its Annual Report for the fiscal year 2011-2012 prepared in accordance with the requirements of the Companies Act, 1956, is attached hereto as Exhibit 13.1. A copy of the notice, attendance slip and proxy form issued by Rediff.com India Limited and sent to its members (including Citibank, N.A., in its capacity as depositary under the Deposit Agreement dated as of June 13, 2000, as amended from time to time) is attached hereto as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 28, 2012	Rediff.com India Limited
(Registrant)

	By:	/s/ Swasti Bhowmick
	Name:	Swasti Bhowmick
	Title:	Chief Financial Officer

[SIGNATURE PAGE TO FORM 6-K]

EXHIBIT NO.	DESCRIPTION

13.1	Annual Report for the fiscal year 2011-2012 prepared in accordance with the requirements of the Companies Act, 1956.

99.1	Notice of Annual General Meeting of the Members of Rediff.com India Limited, attendance slip and proxy form.

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